SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                       to
Commission file number 1-4879
DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
(Full title of the plan)
Diebold, Incorporated 5995 Mayfair Road PO Box 3077 North Canton, Ohio 44720-8077
(Name of issuer of the securities held by the plan and the address of its principal executive office)

REQUIRED INFORMATION
Audited plan financial statements and schedules prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith in lieu of the requirements of an audited statement of financial condition and statement of income and changes in plan equity.
Financial Statements and Exhibits

Page
A) The following financial statements and schedules are filed as part of this annual report:

1) Statements of Net Assets Available for Benefits — December 31, 2006 and 2005	4

2) Statements of Changes in Net Assets Available for Benefits — Years Ended December 31, 2006 and 2005	5

3) Notes to Financial Statements – December 31, 2006 and 2005	6-12

4) Schedule H, Line 4i – Schedule of Assets (Held at End of Year) — December 31, 2006	13

5) Schedule H, Line 4j – Schedule of Reportable Transactions – Year Ended December 31, 2006	14

B) The following exhibits are filed as part of this annual report:

23.1 Consent of Bober, Markey, Fedorovich & Company, Independent Registered Public Accounting Firm	17
All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because there is no information to report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Plan Administrator and Participants
Diebold, Incorporated 401(k) Savings Plan
North Canton, Ohio
We have audited the accompanying statements of net assets available for benefits of the Diebold, Incorporated 401(k) Savings Plan as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Diebold, Incorporated 401(k) Savings Plan as of December 31, 2006 and 2005 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year), and Schedule H, Line 4j – Schedule of Reportable Transactions as of and for the year ended December 31, 2006 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Bober, Markey, Fedorovich & Company
Bober, Markey, Fedorovich & Company
Akron, Ohio
June 26, 2007

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2006 and 2005

	2006	2005
Investments, at fair value:
Participant-directed	$312,046,086	$269,164,481
Nonparticipant-directed	110,842,046	90,763,943

Total investments, at fair value	422,888,132	359,928,424

Contribution receivable – participant	722	—
Contribution receivable – employer	33,878	14,919

Net assets available for benefits, at fair value	422,922,732	359,943,343

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	405,933	530,009

Net assets available for benefits	$423,328,665	$360,473,352

See accompanying notes to financial statements

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2006 and 2005

	2006	2005
Additions:
Contributions
Participant	$27,408,999	$25,905,871
Employer	10,053,213	8,773,858

Total contributions	37,462,212	34,679,729

Investment income (loss)
Interest and dividends	16,753,150	11,585,326
Net appreciation (depreciation) in the fair value of investments	36,616,279	(35,874,855)

Total investment income (loss)	53,369,429	(24,289,529)

Assets transferred in	1,217,460	9,331,156

Total additions	92,049,101	19,721,356

Deductions:
Benefits paid to participants	(28,980,543)	(19,779,935)
Administrative expenses	(172,377)	(161,564)
Assets transferred out	(40,868)	(7,931,315)

Total deductions	(29,193,788)	(27,872,814)

Net increase (decrease) during the year	62,855,313	(8,151,458)

Net assets available for benefits:
Beginning of year	360,473,352	368,624,810

End of year	$423,328,665	$360,473,352

See accompanying notes to financial statements

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 and 2005
(1)	Description of the Plan
The following brief description of the Diebold, Incorporated 401(k) Savings Plan (the “Plan”), as amended, provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
(a)	General
The Board of Directors of Diebold, Incorporated (the “Employer”) established this defined contribution plan effective as of April 1, 1990. The Diebold, Incorporated 401(k) Savings Plan covers all non-bargaining unit employees of the Employer and affiliates who have completed ninety days of employment (“Salary Employees”), all hourly employees of the Employer at the Newark, Ohio facility who are represented by Local 710 of the International Union of Electrical Workers, who have completed ninety days of employment and have attained the age of twenty-one (“Newark Employees”), and all employees of the Employer at the Canton Plant who commenced active employment on or after May 1, 1992 and all employees on layoff status from the Canton Plant as of May 1, 1992 who returned to active service from the Canton Plant on or after May 1, 1992 (“Canton Plant Employees”). In addition, Canton Plant Employees must have completed ninety days of employment and have attained the age of twenty-one. In October 2003, the Employer closed the Canton Plant. Canton Plant Employees may elect distribution of benefits according to the Plan as noted in paragraph 1(e). The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Effective January 1, 2002, the Employer established and included as a part of the Plan a stock bonus plan designed to invest primarily in Qualifying Employer Securities, as defined in Code Section 4975(e), and meet the other requirements of an Employee Stock Ownership Plan (the “ESOP”) as set forth in Sections 401(a) (28) and 4975 of the Internal Revenue Code (“IRC”). The Plan consists of two distinct components. The first component is the profit sharing portion, including cash or deferred arrangement, intended to be qualified under Section 401(k) of the IRC, which shall consist of all plan assets and funds, except for plan assets and funds invested in Diebold, Incorporated common stock. The second component of the Plan is the ESOP, which consists solely of all plan assets and funds invested in Diebold, Incorporated common stock. By establishing an ESOP within the Plan, the participants can receive their cash dividends from Diebold, Incorporated common stock directly, if desired, and the Employer can take a corresponding tax deduction.
On March 1, 2005, the assets of the TFE Technology Shared Savings Plan were transferred into the Plan in conjunction with the Employer’s acquisition of TFE Technology Holdings, LLC. On June 15, 2005, the assets of the Antar-Com, Inc. Profit Sharing Plan and Trust were transferred into the Plan in conjunction with the Employer’s acquisition of Antar-Com, Inc. On July 1, 2005, the assets of the NCI 401(k) Profit Sharing Plan were transferred into the Plan in conjunction with the Employer’s acquisition of Newell Communications, Inc. On March 31, 2006, the assets of the Nexus 401(k) Profit Sharing Plan were transferred into the Plan in conjunction with the Employer’s acquisition of Nexus Software, Incorporated. On December 29, 2006, the assets of the Actcom 401(k) Profit Sharing Plan were transferred into the Plan in conjunction with the Employer’s acquisition of Actcom, Incorporated.
On September 30, 2005, assets were transferred from the Plan. The transfer was due to the employment status change of certain employees that were involved in the sale of the Employer’s campus card systems business.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 and 2005
(Continued)
(b)	Contributions
Salary Employees
For the years ended December 31, 2006 and 2005, the Plan allowed each participant to voluntarily contribute from one to fifty percent (in one percent increments) of pre-tax compensation, but not in excess of the maximum amount permitted by the IRC.
Prior to April 1, 2006, for employees hired before July 1, 2003, the Employer contributed, as a Basic Matching Contribution, an amount equal to sixty percent of a participant’s pre-tax contributions during each payroll period up to three percent of the participant’s compensation in such payroll period and thirty percent of a participant’s pre-tax contributions on the next three percent of the participant’s compensation in such payroll period. Effective April 1, 2006, the Employer increased its Basic Matching Contribution to sixty percent of a participant’s pre-tax contributions during each payroll period up to three percent of the participant’s compensation in such payroll period and forty percent of a participant’s pre-tax contributions on the next three percent of the participant’s compensation in such payroll period.
Prior to April 1, 2006, for employees hired on or after July 1, 2003, the Employer contributed, as a Basic Matching Contribution, an amount equal to one hundred percent of a participant’s pre-tax contributions during each payroll period up to three percent of the participant’s compensation in such payroll period and fifty percent of a participant’s pre-tax contributions on the next three percent of the participant’s compensation in such payroll period. Effective April 1, 2006, for employees hired on or after July 1, 2003, the Employer increased its Basic Matching Contribution to one hundred percent of a participant’s pre-tax contributions during each payroll period up to three percent of the participant’s compensation in such payroll period and sixty percent of a participant’s pre-tax contributions on the next three percent of the participant’s compensation in such payroll period. This new enhanced benefit was in lieu of participation in the Retirement Plan for Salaried Employees. Participation in the Retirement Plan for Salaried Employees was frozen for newly hired employees effective July 1, 2003.
Effective January 1, 2002, the Plan was amended so that as of the last day of each Plan year, the Employer shall calculate the amount of the Basic Matching Contribution that would be contributed on behalf of each participant for that Plan year if the Basic Matching Contribution were calculated and contributed on an annual basis rather than during each payroll period. If the amount of the Basic Matching Contribution, when calculated on an annual basis for the Plan year, is greater than the dollar amount actually contributed to a participant on a payroll basis during that Plan year, the Employer shall contribute to the Trust Fund, as of the last day of the Plan year, the additional amount necessary to increase the Basic Matching Contribution for each participant to the amount of the Basic Matching Contribution as calculated on an annual basis. The additional Basic Matching Contribution receivable calculated on an annual basis was $33,878 and $14,919 as of December 31, 2006 and 2005, respectively.
At the end of any Plan Year, the Employer, at its discretion, may determine that an Additional Matching Contribution be made for the next succeeding Plan year. The amount of any Additional Matching Contribution shall be determined solely by action of the Board of Directors. There were no Additional Matching Contributions made on behalf of any plan participants in either 2006 or 2005.
Newark Employees
Prior to September 15, 2004, the Plan allowed each participant to voluntarily contribute from one to five percent (in one percent increments) of pre-tax compensation, but not in excess of the maximum amount permitted by the IRC. Effective September 15, 2004, the percentage range increased to one to ten percent.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 and 2005
(Continued)
(b)	Contributions (continued)
In 2006 and 2005, the Employer contributed, as a Basic Matching Contribution, an amount equal to thirty percent of participant’s pre-tax contributions during each payroll period up to three percent of the participant’s compensation in such payroll period.
(c)	Participants’ Accounts
Salary Employees
As of January 1, 1992, the Employer established two separate accounts for each participant, a Regular Account and a Retiree Medical Funding Account. All participant contributions are deposited into the Regular Account. Each participant may direct that his or her contributions to the Regular Account be invested in the Loomis Sayles Bond Fund, Loomis Sayles Small Cap Value Fund, Vanguard 500 Index Fund, Vanguard Explorer Fund, Vanguard International Value Fund, Vanguard Target Retirement 2005 Fund, Vanguard Target Retirement 2015 Fund, Vanguard Target Retirement 2025 Fund, Vanguard Target Retirement 2035 Fund, Vanguard Target Retirement 2045 Fund, Vanguard Target Retirement Income Fund, Vanguard International Growth Fund, Vanguard Mid-Cap Index Fund, Vanguard PRIMECAP Fund, Vanguard STAR Fund, Vanguard Selected Value Fund, Vanguard Total Bond Market Index Fund, Vanguard U.S. Growth Fund, Vanguard Windsor II Fund, Vanguard Retirement Savings Trust, Diebold Company Stock Fund or any combination thereof with the minimum investment in any fund of one percent.
For 2006 and 2005, the Employer’s Basic Matching Contribution was divided between the Regular Account and the Retiree Medical Funding Account based on a predefined formula and was invested in the Diebold Company Stock Fund.
As of March 1, 2002, a participant may elect to transfer the Employer Basic Matching Contributions and the Employer Additional Matching Contributions, which have been invested in the Diebold Company Stock Fund for a minimum 12-month period, to other funds within the Plan.
Canton Plant (thru October 2003) and Newark Employees
The Employer established two separate accounts for each participant, a Regular Account and a Retiree Medical Funding Account. All participant contributions are deposited into the Regular Account and all Employer contributions are deposited into the Retiree Medical Funding Account. Each participant may direct that his or her contributions to the Regular Account, as well as all Employer contributions to the Retiree Medical Funding Account, be invested in the above named funds according to the participant’s direction with the minimum investment in any fund of one percent.
(d)	Vesting
For employees hired before July 1, 2003, a participant’s pre-tax contributions and earnings, and the Employer’s contributions and earnings are immediately vested and nonforfeitable. For employees hired on or after July 1, 2003, participant’s pre-tax contributions and earnings are immediately vested and nonforfeitable; however, Employer contributions and earnings are vested in accordance with the following schedule: less than three years service, zero percent; three years or more, 100 percent.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 and 2005
(Continued)
(e)	Distribution of Benefits
Upon termination of service with the Employer or an affiliate, a participant shall receive his or her total account balance in a lump sum payment if such total account balance does not exceed $5,000. Otherwise, the participant may elect to receive his or her total account balance in a lump sum payment upon termination, defer receipt until retirement date, or make a direct rollover to a qualified plan. If the participant does not elect one of the noted options, the Administrator will pay the distribution in a direct rollover to the individual retirement annuity plan designated by the Administrator. The Administrator or its designee shall make such determination on a periodic basis, not less frequent than annually. For any funds invested in the Diebold Company Stock Fund, the participant may make an election to receive cash or the Employer’s common stock.
(f)	Participant Notes Receivable (Salary Employees)
Loan transactions are treated as transfers between the various funds and the Loan Fund. Under the terms of the Plan, active participants of the Plan may borrow against their total account balance except for their balance in the Retiree Medical Funding Account. The minimum amount of any loan is $1,000 and the maximum is $50,000 or 50% of a participant’s current balance (in $100 increments), whichever is less. Loan payments are made through equal payroll deductions over the loan period of one to five years. Interest charged, which is based on the prime interest rate plus one percent as of the loan effective date, is determined by the Employer and ranges from 5.00% to 10.50% at December 31, 2006 and 2005.
(g)	Withdrawals
A financial hardship provision is available enabling a participant to withdraw an amount to cover an immediate and heavy financial need.
(h)	Expenses
All costs and expenses incident to the administration of the Plan are paid by the plan administrator, or at the discretion of the administrator, paid from the assets of the Plan, except for loan processing and administration fees associated with the Loan Fund, which are borne by the individual loan participants.
(i)	Retiree Medical Funding Account
The aforementioned Retiree Medical Funding Account is intended to help accumulate funds to cover medical expenses after a participant retires which are no longer covered by an Employer sponsored plan. A portion of the Employer’s Basic Matching Contribution, based on a predefined formula, is deposited in the Retiree Medical Funding Account as is the employer’s past service contribution.
(j)	Forfeited Accounts
At December 31, 2006 and 2005 forfeited unvested accounts totaled $293,102 and $133,273 respectively. These accounts are used to reduce future employer contributions or administrative fees.
(2)	Summary of Significant Accounting Policies
(a)	Basis of Presentation
The accompanying financial statements have been prepared on an accrual basis in accordance with accounting principles generally accepted in the United States of America.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005
(continued)
(b)	Investment Valuation

The Plan’s investments are stated at fair value as of the last business day of the Plan year. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price. Participant notes receivable are valued at cost, which approximates fair value. All purchases and sales transactions are recorded on a trade date basis.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

(c)	Benefit Payments

Benefits are recorded when paid.

(d)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in assets available for benefits during the reporting period. Actual results could differ from those estimates.

(e)	Reclassification

Certain amounts in the December 31, 2005 financial statements have been reclassified to conform to the December 31, 2006 presentation.
(3)	Investments

The following presents investments that represent 5 percent or more of the Plan’s assets available for benefits as of December 31:

	2006		2005
	Number of	Current	Number of	Current
	Shares/Units	Value	Shares/Units	Value
Vanguard 500 Index Fund	394,360	$51,499,485	397,937	$45,730,963
Vanguard PRIMECAP Fund	438,832	30,257,496	397,681	25,972,546
Vanguard Total Bond Market Index Fund	2,430,848	24,284,175	2,502,252	25,172,655
Vanguard U.S. Growth Fund	1,561,996	28,397,081	1,672,448	30,020,433
Vanguard Windsor II Fund	899,808	31,268,329	829,530	25,989,163
Vanguard Retirement Savings Trust	41,778,924	41,778,924	39,659,778	39,659,778
Diebold Company Stock Fund *	6,914,663	110,842,046	2,388,525	90,763,943

*	- Nonparticipant-directed investment

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005
(continued)
(3)	Investments (continued)
The Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated (depreciated) in value as follows:

	2006	2005
Mutual funds	$16,196,502	$6,936,158
Common stock	20,419,777	(42,811,013)

	$36,616,279	$(35,874,855)

Information about the changes in net assets relating to the nonparticipant-directed investment is as follows:

	Year Ended	Year Ended
	December 31, 2006	December 31, 2005
Participant contributions	$3,698,467	$4,071,379
Employer contributions	7,886,520	6,130,061
Interest and dividends	127	440
Net appreciation(depreciation)	20,419,777	(42,811,013)
Benefits paid to participants	(5,798,747)	(4,814,586)
Administrative expenses	(21,053)	(23,403)
Interfund transfers	(6,110,204)	(9,116,532)
Asset transfers in(out)	3,216	(1,349,978)

Total	$20,078,103	$(47,913,632)

(4)	Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Employer by a letter dated December 20, 2002, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

(5)	Plan Termination

Although it has not expressed any intent to do so, the Employer reserves the right at any time, by action of its Board of Directors, to terminate the Plan or discontinue contributions thereto.

(6)	Subsequent Events

Effective January 1, 2007, the Plan was amended such that assets held in a Participant’s rollover account under the Actcom 401(k) Profit Sharing Plan that were transferred to the Plan, as a result of the merger of the Actcom, Incorporated 401(k) Profit Sharing Plan into the Plan, shall be subject to distribution at any time upon the election of the Participant.

During April 2007, the Employer approved amending the Plan so that effective May 1, 2007, the Plan allowed one hundred percent of the Employer Basic Matching contribution be invested according to the participant’s direction. The Plan is expected to be amended in July 2007.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005
(continued)
(7)	Party – In – Interest Transactions

The Trustee serves as the fund manager of the Vanguard 500 Index Fund, Vanguard Explorer Fund, Vanguard International Growth Fund, Vanguard International Value Fund, Vanguard Mid-Cap Index Fund, Vanguard PRIMECAP Fund, Vanguard STAR Fund, Vanguard Selected Value Fund, Vanguard Target Retirement 2005 Fund, Vanguard Target Retirement 2015 Fund, Vanguard Target Retirement 2025 Fund, Vanguard Target Retirement 2035 Fund, Vanguard Target Retirement 2045 Fund, Vanguard Target Retirement Income Fund, Vanguard Total Bond Market Index Fund, Vanguard U.S. Growth Fund, Vanguard Windsor II Fund, and the Vanguard Retirement Savings Trust.

The Diebold Company Stock Fund is designed primarily for investment in common stock of Diebold, Incorporated.

(8)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements as December 31, 2006 to the Form 5500:

Net assets available for benefits per the financial statements	$423,328,665
Adjustment from contract value to fair value for fully-responsive investment contracts	(405,933)

Net assets available for benefits per the Form 5500	$422,922,732

The following is a reconciliation of net appreciation of Plan investments per the financial statements for the year ended December 31, 2006 to the Form 5500:

Net appreciation of plan investments per financial statements	$36,616,279
Less: Impact of reflecting fully benefit-responsive contracts at fair value on Form 5500	(405,933)

Net appreciation of plan investments per Form 5500	$36,210,346

(9)	Contingency

The Employer has been served with various lawsuits by participants in the Employer’s 401(k) savings plan, alleging breaches of fiduciary duties with respect to the Plan. These lawsuits were filed against the Employer and certain current and former officers and directors of the Employer, however, neither the 401(k) plan trustee nor the 401(k) plan itself have been directly named in the lawsuits. The Employer and the individual defendants deny the allegations made against them, regard them as without merit, and intend to defend themselves vigorously.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2006
EIN: 34-0183970
Plan Number: 012

		(c)
	(b)	Description of Investment including
	Identity of Issue, Borrower, Lessor, or	Maturity Date, Rate of Interest,		(d)		(e)
(a)	Similar Party	Collateral, Par, or Maturity Value	Shares	Cost		Current Value
	Loomis Sayles Bond Fund	Registered Investment Company	1,352,442	*	**	$19,326,398
	Loomis Sayles Small Cap Value Fund	Registered Investment Company	668,155	*	**	17,679,369
*	Vanguard 500 Index Fund	Registered Investment Company	394,360	*	**	51,499,485
*	Vanguard Explorer Fund	Registered Investment Company	67,750	*	**	5,061,627
*	Vanguard International Value Fund	Registered Investment Company	80,709	*	**	3,255,810
*	Vanguard Target Retirement 2005 Fund	Registered Investment Company	28,503	*	**	326,933
*	Vanguard Target Retirement 2015 Fund	Registered Investment Company	173,288	*	**	2,159,169
*	Vanguard Target Retirement 2025 Fund	Registered Investment Company	124,749	*	**	1,626,722
*	Vanguard Target Retirement 2035 Fund	Registered Investment Company	33,300	*	**	461,873
*	Vanguard Target Retirement 2045 Fund	Registered Investment Company	30,916	*	**	442,718
*	Vanguard Target Retirement Income Fund	Registered Investment Company	8,826	*	**	94,434
*	Vanguard International Growth Fund	Registered Investment Company	750,075	*	**	17,896,791
*	Vanguard Mid-Cap Index Fund	Registered Investment Company	465,074	*	**	9,199,156
*	Vanguard PRIMECAP Fund	Registered Investment Company	438,832	*	**	30,257,496
*	Vanguard STAR Fund	Registered Investment Company	426,400	*	**	8,928,820
*	Vanguard Selected Value Fund	Registered Investment Company	430,319	*	**	9,075,434
*	Vanguard Total Bond Market Index Fund	Registered Investment Company	2,430,848	*	**	24,284,175
*	Vanguard U.S. Growth Fund	Registered Investment Company	1,561,996	*	**	28,397,081
*	Vanguard Windsor II Fund	Registered Investment Company	899,808	*	**	31,268,329
*	Vanguard Retirement Savings Trust	Common/ Collective Trust	41,778,924	*	**	41,778,924
*	Diebold Company Stock Fund	Company Stock Fund	6,914,663	79,809,379		110,842,046
	Participant Loans (989 loans)	1 month – 5 years; 5.00% - 9.25%		**		9,025,342

						$422,888,132

*	Party-in-interest

**	The cost of participant loans is $0 based upon instructions for the Form 5500 Schedule H Line 4i.

***	Information not required pursuant to instructions to Form 5500 for participant-directed funds.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
SCHEDULE H, LINE 4j — SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 2006
EIN: 34-0183970
Plan Number: 012

							(h)
	(b)				(f)		Current
	Description of Assets (include				Expense		Value of
(a)	interest rate and maturity in	(c)	(d)	(e)	Incurred		Asset on	(i)
Identity of Party	the	Purchase	Selling	Lease	with	(g)	Transaction	Net Gain or
Involved	case of a loan)	Price	Price	Rental	Transaction	Cost of Asset	Date	(Loss)
The Vanguard Group	Vanguard Retire Savings Trust	$14,213,986	—	—	—	—	$14,213,986	—

The Vanguard Group	Vanguard Retire Savings Trust	—	$12,218,917	—	—	$12,218,917	12,218,917	—

The Vanguard Group	Diebold Company Stock	16,128,258	—	—	—	—	16,128,258	—

The Vanguard Group	Diebold Company Stock	—	16,510,168	—	—	13,313,406	16,510,168	$3,196,762

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
(Name of Plan)

Date: June 27, 2007	By: /s/ Kevin J. Krakora Kevin J. Krakora
Executive Vice President and
Chief Financial Officer
(Principal Financial Officer)

DIEBOLD, INCORPORATED
FORM 11-K
INDEX TO EXHIBITS

EXHIBIT NO.		PAGE NO.

23.1	Consent of Bober, Markey, Fedorovich & Company, Independent Registered Public Accounting Firm	17